Exhibit 99.2

Comment from the President and CEO 3 Financial highlights 4 Highlights 5 Export lending 5 Local government lending 6 Funding 6 Results 6 Balance sheet 8 Statement of comprehensive income 9 Balance sheet 10 Statement of changes in equity 11 Cash flow statement 12 Notes to the accounts

President and CEO Gisèle Marchand (photo: Sverre Chr. Jarlid) Improved capital markets The situation in the international financial markets seems to have begun to normalize in the third quarter, with access to liquidity improving with corresponding spread tightening across the financial sector. Eksportfinans has successfully launched a second public benchmark transaction in 2009 for a total of CHF 225 million (NOK 1.3 billion) on October 1. Eksportfinans’ underlying business operations showed strong performance in the third quarter, and the company had a record high net interest income of NOK 1.1 billion in the first nine months of 2009. However, the total comprehensive income according to IFRS was negative for the equivalent period, with NOK 1.0 billion. This negative result was due to the reversal of previously recognized unrealized gains on Eksportfinans debt. These unrealized losses do not in any material aspect affect the company’s core capital. This is explained in more detail on page 5. Challenging market conditions for Norwegian maritime export industry The maritime industry in Norway is the single most important customer group for Eksportfinans. It is still experiencing a high level of activity, with a substantial order book expected to be delivered in the coming two years. This led to high disbursements of loans from Eksportfinans also in the third quarter of 2009. However, the activity in the Norwegian maritime export industry after 2011 currently looks uncertain. Few new contracts have been entered into for deliveries after 2011. Only four new ships have been ordered from Norwegian yards so far in 2009. According to the exporters this is mainly due to a general lack of confidence in the global economic development going forward, as well as the increased focus on risk taking in the financial sector. However, the supplier industry sees new possibilities related to oil extraction internationally, e.g. in Brazil. Eksportfinans has experienced a large volume of new loan applications related to this expansion within the supplier segment. Gisèle Marchand President and CEO

Financial highlights All figures are for Eksportfinans ASA only, and do not include its former subsidiary, Kommunekreditt Norge AS, which had, prior to its sale, been consolidated in the financial statements of the Eksportfinans Group. The financial ratios for the corresponding period of third quarter 2008 and first nine months of 2008 have not previously been publicly presented, as such figures were presented for the consolidated Eksportfinans Group. Third Quarter First nine months The Year (NOK million) 2009 2008 2009 2008 2008 2007 Net interest income 413 227 1,093 490 1,068 459 Profit/(loss) for the period from continuing operations (1,453) (116) (1,370) (191) Total comprehensive income for the period (1,453) (116) (1,029) (127) 3,355 159 Return on equity 1*) (88.5% ) (13.6% ) (21.6% ) (5.9% ) 68.0% (5.4%) Return on assets 2*) 0.69% 0.41% 0.55% 0.28% 0.41% 0.29% Net operating expenses/average assets 3*) 0.06% 0.06% 0.06% 0.06% 0.08% 0.09% Total assets 234,334 253,634 234,334 253,634 296,901 218,720 Loans outstanding 4) 123,477 132,360 123,477 132,360 139,228 124,689 New loans disbursed **) 9,439 6,217 66,514 17,855 33,343 39,183 New bond debt issued 10,520 20,680 43,438 69,170 93,718 80,681 Public sector borrowers/guarantors 5) 24.2% 21.3% 24.2% 21.3% 48.9% 56.8% Capital adequacy 13.5% 9.6% 13.5% 9.6% 11.6% 9.6% Exchange rate NOK/USD 5.7775 5.8261 5.7775 5.8261 6.9989 5.4110 *) Quarterly figures are annualized. **) Of NOK 66.5 billion in the first nine months of 2009, NOK 45.2 billion is related to funding of Kommunekreditt Norge AS and other municipal-related disbursements after the sale of the subsidiary. Definitions 1. Return on equity: Total comprehensive income for the period/average equity (average of opening and closing balance) adjusted for proposed not distributed dividends. 2. Return on assets: Net interest income including provisions/average assets (average of opening and closing balance). 3. Net operating expenses/average assets: Net operating expenses (administrative and operating expenses + depreciation — other income)/average assets (average of opening and closing balance). 4. Total loans outstanding: Consists of loans and receivables due from customers and part of loans and receivables due from credit institutions in the balance sheet. Accrued interest and unrealized gains/(losses) are not included, see note 4, 5 and 6 to the accompanying financial statements. 5. The ratio of public sector loans (municipalities, counties and Norwegian and foreign central government, including the Norwegian Guarantee Institute for Export Credits (GIEK) as borrowers or guarantors) to total lending.

Highlights Third quarter 2009 The underlying business operations showed a continued good performance in the third quarter of 2009. Net interest income was NOK 413 million in the third quarter of 2009, compared to NOK 227 million the same period in 2008. Eksportfinans experienced a negative total comprehensive income of NOK 1,453 million in the third quarter of 2009, compared to negative NOK 116 million for the corresponding period of 2008. This was due to the reversal of previously recognized unrealized gains on Eksportfinans’ own debt net of derivatives, described in further detail below. Net profit excluding unrealized gains and losses (as explained under the section “Results”) was NOK 280 million in the third quarter of 2009, compared to negative NOK 102 million in the corresponding period of 2008. First nine months 2009 Net interest income in the first nine months of 2009 was NOK 1,093 million. This was NOK 603 million higher than in the corresponding period of 2008. The increase was mainly due to a higher volume of export lending and higher interest margins. The beginning of a return to normality in the international financial markets during the third quarter of 2009 led to international credit spreads declining from very high levels. This in turn, led to a reversal of the net gains in the fair value of Eksportfinans own debt which was booked in 2008. While Eksportfinans booked unrealized gains of NOK 4.9 billion on its own debt, net of derivatives, for the year 2008, the corresponding figure for the first nine months of 2009 is an unrealized loss of NOK 2.9 billion. This unrealized loss does not in any material way affect the core capital of the company. The unrealized gain on Eksportfinans’ own debt, net of derivatives, accumulated in the balance sheet, was NOK 2.7 billion as of September 30, 2009. These remaining unrealized gains on own debt will continue to be reversed as unrealized losses in future periods. Due to this, Eksportfinans experienced a comprehensive income in the first nine months of 2009 of negative NOK 1,029 million, compared to negative NOK 127 million in the corresponding period of 2008. Net profit excluding unrealized gains and losses (as explained under the section “Results”) was NOK 803 million in the first nine months of 2009, compared to NOK 9 million in the corresponding period of 2008. The core capital adequacy ratio at September 30, 2009 was 9.8 percent, compared with 7.2 percent at year-end 2008. In the first nine months of 2009, Eksportfinans issued a public benchmark transaction in CHF for a total of CHF 300 million (NOK 1.7 billion). On October 1, 2009 Eksportfinans issued another public benchmark transaction of CHF 225 million (NOK 1.3 billion). Eksportfinans has experienced considerable demand for its bonds over the first nine months of the year and will continue to be active in both private and public investor markets in the fourth quarter. Total assets amounted to NOK 234.3 billion at September 30, 2009, compared to NOK 296.5 billion at year-end 2008. This reduction was mainly due to the reduction of the municipality lending portfolio, the reduction on the liquidity portfolio and changes in foreign exchange rates. As a response to the sale of Eksportfinans’ subsidiary Kommunekreditt Norge AS, the international rating agency Standard and Poor’s downgraded Eksportfinans’ rating from AA+, negative outlook to AA, stable outlook. The stable outlook reflects S&P’s opinion of the very high likelihood of extraordinary support from the Norwegian Government if needed, and thus Eksportfinans’ strong ties with the Government. Export lending The comparatively strong demand for new export financing continued during the first nine months of 2009. The volume of outstanding export loans was NOK 78.1 billion at September 30, 2009 compared to NO K 80.4 billion at the end of 2008 and NOK 71.0 billion at the end of the first nine months of 2008. New disbursements of export-related loans were NOK 21.3 billion during the first nine months of 2009, compared to NOK 17.9 billion during the same period in 2008.

During the first nine months of 2009, new disbursements under the officially supported export financing scheme was NOK 9.3 billion, compared to NOK 10.9 billion in the same period in 2008. As interest rates have been decreasing during 2009, more borrowers have chosen to draw loans on floating rate commercial terms rather than on fixed rates offered under the officially supported export financing scheme. The increase in the volume of new loan disbursements was related to contract financing, such as shipbuilding, ship equipment and offshore oil and gas projects. The maritime industry in Norway has, however, experienced difficult market conditions in 2009, and has received fewer new contracts than in previous years. Nevertheless, Eksportfinans has experienced a high volume of new disbursements so far in 2009 as a result of contracts in the order book from before the economic downturn. The volume of the order book for export-related loans was approximately NOK 30.5 billion at September 30, 2009, compared to NOK 42.0 billion at the same time in 2008. Local government lending On June 24, 2009, Kommunekreditt Norge AS was sold to Kommunal Landspensjonskasse (KLP). At the same time, NOK 11 billion of loans from Kommunekreditt to Norwegian municipalities were transferred to Eksportfinans ASA at market value. Eksportfinans ASA expects to hold this portfolio of municipal loans to maturity. As part of the sale, Eksportfinans has also provided finance to KLP Kreditt AS (formerly Kommunekreditt Norge AS) through a loan of NOK 34.4 billion. This loan is contractually set to be repaid in eight equal, quarterly amounts, with the last installment in September of 2011. Eksportfinans’ total involvement in local government lending totals NOK 45.3 billion at September 30, 2009, compared to NOK 58.9 billion at December 31, 2008. Funding Total new funding in the first nine months of 2009 amounted to NOK 43.4 billion through 888 individual trades, compared with NOK 69.2 billion and 710 trades for the same period in 2008. In the first nine months of 2009 Eksportfinans issued a public benchmark transaction in Swiss Francs. The issue was a CHF 300 million transaction with a 7.5 year maturity. In October another public benchmark transaction was issued. This was a CHF 225 million transaction with a 9.5 year maturity. The remainder of the funding in the first nine months came from private placement transactions into Japan, Europe and the USA. Results Net interest income Net interest income was NOK 1,093 million in the first nine months of 2009. This was NOK 603 million higher than in the equivalent period of 2008. The increase was mainly due to higher margins on lending and liquidity placements. The return on assets (net interest income, including provisions, divided by average assets) was 0.55 percent in the first nine months of 2009, compared to 0.28 percent in the first nine months of 2008. Net other operating income The situation in the international capital markets continues to cause fluctuations in the fair value measurements of financial instruments. After the implementation of a Portfolio Hedge Agreement with the Company’s shareholders from February 29, 2008, the fluctuations in the fair value of bond investments hedged by this agreement have been neutralized. Fluctuations in fair values in the accounts after that date have to a large extent been caused by changes in fair value on Eksportfinans’ own debt and on loans. In the first nine months of 2009 alone, unrealized gains on Eksportfinans’ own debt increased by NOK 7.1 billion (net of derivatives this amount is an unrealized loss of NOK 2.9 billion). (See note 2 to the accompanying financial statements). Accumulated in the balance sheet, the unrealized gain on Eksportfinans’ own debt, net of derivatives, is NOK 2.7 billion as of September 30, 2009. These unr ealized gains on own debt will continue to be reversed as unrealized losses in future periods. The capital adequacy will not be affected by this effect in any material way. In the first nine months of 2009, net other operating income was negative NOK 2,861 million compared to negative NOK 629 million in the corresponding period of 2008. Net other operating income includes the following major items: In addition to net losses on Eksportfinans’ own debt, net other operating income includes an unrealized loss on loans of NOK 13 million, an unrealized gain on bonds under the Portfolio Hedge Agreement of NOK 1.5 billion and an unrealized loss of NOK 1.4 billion on the Portfolio Hedge Agreement itself. See note 2 to the accompanying financial statements for the breakdown of this line item. Net commissions and expenses related to banking services was NOK 5 million in the first nine months of 2009 compared to NOK 37 million in the corresponding period of 2008. The decrease of NOK 32 million was due to one-off expenses related to the Portfolio Hedge Agreement in 2008. The differences in net other operating income between the first nine months of 2008 and the first nine months of 2009 are presented in the table below. First nine months (NOK millions) 2009 2008 Change Commissions and income related to banking services 1 2 (1) Commissions and expenses related to banking services 6 39 (33) Net gains/(losses) on financial instruments at fair value (2,867) (606) (2,261) Other income 11 14 (3) Net other operating income (2,861) (629) (2,232) Total operating expenses Total operating expenses amounted to NOK 135 million in the first nine months of 2009, an increase of NOK 9 million from the equivalent period of 2008. The increase was mainly due to increased pension costs, IT-related expenses, consultancy expenses and inflationary effects. The key ratio Net operating expenses in relation to average assets was 0.06 percent in the first nine months of 2009, unchanged compared to the first nine months of 2008. Profit/(loss) for the period Total comprehensive income in the first nine months of 2009 was negative NOK 1,029 million, compared to negative NOK 127 million in the corresponding period of 2008. This was mainly due to the increase in the mark-to-market value of Eksportfinans own debt, net of derivatives. Net gain from sale of Kommunekreditt was NOK 341 million. The sale was carried through based on carrying values of the subsidiary’s net assets as of March 31, 2009. These are the values that previously have been periodically consolidated into the Group’s financial statements. In the Eksportfinans parent company financial statements, however, the shares in Kommunekreditt have been accounted for at cost. The sale of the shares thus requires the recording of a gain to reflect the difference. See note 15 to the accompanying financial statements for a discussion of the effect of the sale of Kommunekreditt on profit. Return on equity was negative 21.6 percent for the first nine months of 2009, compared to negative 5.9 percent for the equivalent period of 2008. Loss from continuing operations was NOK 1,370 million in the first nine months of 2009, compared to a loss of NOK 191 million for the first nine months of 2008. The non-IFRS measure of profit from continuing operations excluding unrealized gains and losses on financial instruments, and the corresponding return on equity, is shown in the table below. These calculations may be of interest to investors because they assess the performance of the underlying business operations without the volatility caused by fair value fluctuations. Profit from continuing operations excluding unrealized gains and losses amounted to NOK 803 million for the first nine months of 2009. This was an increase of NOK 794 million from the corresponding period of 2008.

Third quarter First nine months (NOK million) 2009 2008 2009 2008 Comprehensive income for the period in accordance with IFRS (1,453) (116) (1,029) (127) Loss/(profit) for the period from discontinued operations 0 0 (341) (64) Net unrealized losses/(gains) 2,411 335 2,926 594 Unrealized gains/(losses) related to the Icelandic bank exposure included above 1) (4) (316) 92 (316) Tax-effect 2) (674) (5) (845) (78) Non-IFRS profit for the period from continuing operations excluding unrealized gains/(losses) on financial instruments at fair value 280 (102) 803 9 Return on equity based on profit for the period from continuing operations excluding unrealized gains/(losses) on financial instruments at fair value 23.6% -10.3% 23.5% 0.4% 1) See note 2 to the accompanying financial statements 2) See note 3 to the accompanying financial statements 3) 28 percent of the unrealized items above 1) Reversal of previously recognized loss (at exchange rates applicable at September 30, 2009) 2) 28 percent of the unrealized items above Balance sheet Total assets amounted to NOK 234.3 billion at September 30, 2009, compared to NOK 296.5 billion at December 31, 2008, and NOK 253.6 billion at September 30, 2008. The decrease in total assets in the first nine months of 2009 compared to year-end 2008 was mainly caused by the lower involvement in municipal lending, and the reduction of the liquidity portfolio, combined with foreign exchange rate effects. The portfolio of bonds covered by the Portfolio Hedge Agreement with the shareholders amounted to NOK 56.0 billion at September 30, 2009, compared to NOK 66.4 billion at September 30, 2008. The total amount of securities invested in commercial paper and bonds amounted to NOK 79.4 billion at September 30, 2009. The corresponding volume at September 30, 2008 was NOK 84.1 billion. Debts incurred by issuing commercial paper and bonds came to NOK 200.1 billion at September 30, 2009. The corresponding figure at year-end 2008 was NOK 259.0 billion and NOK 232.3 billion at September 30, 2008. The capital adequacy ratio was 13.5 percent at September 30, 2009, compared to 10.7 percent at the end of 2008, and 9.6 at September 30, 2008. The core capital adequacy ratio was 9.8 percent at September 30, 2009, compared to 7.2 percent at year-end 2008, and 6.4 percent at September 30, 2008. The increase was mainly due to increased core capital as a consequence of strong core results in the first nine months of 2009. In addition, reduced risk-weighted assets caused by the lower involvement in municipal lending and foreign exchange rate effects influenced the capital adequacy. Oslo, November 5, 2009 EKSPORTFINANS ASA The Board of Directors

Statement of comprehensive income (Eksportfinans ASA) Third Quarter First nine months (NOK million) 2009 2008 2009 2008 Note 1. kv 06 Interest and related income 1,562 3,036 5,803 8,605 Interest and related expenses 1,149 2,809 4,710 8,115 Net interest income 413 227 1,093 490 Commissions and income related to banking services 0 1 1 2 Commissions and expenses related to banking services 2 2 6 39 Net gains/(losses) on financial instruments at fair value (2,395) (353) (2,867) (606) 2 Other income 3 5 11 14 Net other operating income (2,394) (349) (2,861) (629) Total net income (1,981) (122) (1,768) (139) Salaries and other administrative expenses 30 32 110 104 Depreciation 5 5 14 14 Other expenses 2 2 11 8 Total operating expenses 37 39 135 126 Impairment charges on loans at amortized cost 0 0 0 Pre-tax operating profit/(loss) (2,018) (161) (1,903) (265) Taxes (565) (45) (533) (74) Profit/(loss) for the period from continuing operations (1,453) (116) (1,370) (191) Income on investments in group companies, net of tax 0 0 0 64 Net gain from sale of group companies 0 0 341 0 15 Profit/(loss) for the period from discontinued operations 0 0 341 64 Other comprehensive income 0 0 0 0 Total comprehensive income (1,453) (116) (1,029) (127) 15

Balance sheet (Eksportfinans ASA) (NOK million) 30/09/09 31/12/08 30/09/08 Note Loans and receivables due from credit institutions 68,035 90,044 95,101 4, 6, 7 Loans and receivables due from customers 63,866 57,993 49,974 5, 6, 7 Securities 79,396 108,137 84,070 8 Financial derivatives 13,673 27,294 18,741 Non-current assets held for sale 0 518 518 15 Deferred tax asset 0 0 282 Intangible assets 25 27 26 Fixed assets and investment property 209 216 216 9 Other assets 9,130 12,285 4,706 10 Total assets 234,334 296,514 253,634 Deposits by credit institutions 35 326 40 Borrowings through the issue of securities 200,050 259,041 232,320 11 Financial derivatives 22,057 18,372 12,695 Taxes payable 341 232 97 Deferred tax liabilities 193 928 0 Other liabilities 3,806 8,312 3,070 12 Accrued expenses and provisions 90 79 69 Subordinated debt 1,530 1,909 1,480 Capital contribution securities 391 445 497 Total liabilities 228,493 289,644 250,268 Share capital 2,771 2,771 2,771 Share premium reserve 177 177 177 Reserve for unrealized gains 3,104 3,104 137 Other equity 818 818 408 Comprehensive income for the period (1,029) 0 (127) Total shareholders’ equity 5,841 6,870 3,366 15 Total liabilities and shareholders’ equity 234,334 296,514 253,634

Statement of changes in equity (Eksportfinans ASA) (NOK million) Share capital 1) Share premium reserve 1) Reserve unrealized gains 1, 2) Other equity 2) Total equity Note Equity as at January 1, 2008 1,594 162 137 408 2,301 1 Issuance of new share capital 1,177 15 0 0 1,192 Total comprehensive income for the period 0 0 0 (127) (127) Equity as September 30, 2008 2,771 177 137 281 3,366 Equity as at January 1, 2009 2,771 177 3,104 818 6,870 Total comprehensive income for the period 0 0 0 (1,029) (1,029) Equity as at September 30, 2009 2,771 177 3,104 (211) 5,841 15 1) Restricted equity. 2) Division of comprehensive income, between the reserve for unrealized gains and other equity, is re-calculated at year-end.

Cash flow statement (Eksportfinans ASA) First nine months (NOK million) 2009 2008 Pre-tax operating profit/(loss) from continuing operations (1,903) (265) Provided by operating activities: Accrual of contribution from the Norwegian government (271) (200) Unrealized losses (reversal of unrealized losses) on financial instruments at fair value through profit or loss 2,708 606 Depreciation 14 14 Disbursement of loans (66,514) (17,855) Principal collected on loans 75,319 11,060 Purchase of financial investments (trading) (33,709) (20,412) Proceeds from sale or redemption of financial investments (trading) 41,672 6,369 Contribution paid by the Norwegian government 152 38 Taxes paid (94) (79) Changes in: Accrued interest receivable 120 (348) Other receivables 1,326 (1,968) Accrued expenses and other liabilities (3,355) 2,978 Net cash flow from operating activities 15,465 (20,062) Purchase of financial investments (10,409) (23,234) Proceeds from sale or redemption of financial investments 4,876 31,952 Purchases of fixed assets (5) (9) Net proceeds from sales of fixed assets 0 1 Net cash flow from investing activities (5,538) 8,710 Change in debt to credit institutions (234) (307) Proceeds from issuance of commercial paper debt 194,284 92,514 Repayments of commercial paper debt (184,320) (90,828) Proceeds from issuance of bond debt 43,438 69,170 Principal payments on bond debt (64,768) (52,415) Issuance of new share capital 0 1,178 Net cash flow from financing activities (11,600) 19,312 Effect of exchange rates on cash and cash equivalents 1) (873) 50 Net change in cash and cash equivalents 1) (2,546) 8,010 Cash and cash equivalents 1) at beginning of period 6,667 693 Net change 2) in cash and cash equivalents 1) from discontinued operations 859 64 Cash and cash equivalents at beginning of period for discontinued operations 0 0 Cash and cash equivalents 1) at end of period 4,980 8,767 1) Cash equivalents are defined as bank deposits with maturity less than 3 months. 2) Changes are related to investing activities in Eksportfinans ASA.

Notes to the accounts 1. Accounting principles Previously, the condensed interim financial statements addressed both parent company and consolidated group. With the sale of Eksportfinans ASA’s (the Company) only, and fully owned subsidiary, Kommunekreditt Norge AS, there is no group, and only the parent company remains. Until the sale, the condensed interim financial statements of the parent company were prepared in line with simplified IFRS, as regulated under the Norwegian Accounting Act. The Group has been presented in accordance with International Financial Reporting Standards — (IFRS), in line with both IFRS as adopted by the European Union (EU) and IFRS as issued by the International Accounting Standards Board (IASB). After the sale, there is no group to consolidate, and the parent company’s condensed interim financial statements for the third quarter of 2009 have been prepared in accordance with IFRS, both as adopted by the EU and as issued by the IASB. The condensed interim financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting. The change, from simplified IFRS to IFRS as adopted by the EU and as issued by the IASB, has resulted in one change in the financial statements of Eksportfinans ASA. Under simplified IFRS, dividends from Kommunekreditt Norge AS of NOK 64 million were recognized as income in Eksportfinans ASA’s parent company financial statements of 2007, as they were related to the profit in the subsidiary for that year. According to IFRS as issued by the IASB, Kommunekreditt Norge AS does not have an obligation related to the dividend, and no related income is recognized in Eksportfinans ASA, before the proposed amount is approved by the annual Council of Representatives, which is in the following year. As a consequence of this change of principle, the comparative figures for Eksportfinans for 2008 are changed accordingly, and the dividend of NOK 64 million has been recognized as income (from discontinued operations) in 2008. The table below shows the reconciliation between the previously presented equity and result according to simplified IFRS, and the numbers according to IFRS as adopted by the IASB and EU (amounts in NOK million): Equity of Eksportfinans ASA as of Jan. 1, 2008 according to simplified IFRS 2,365 Dividend from KommuneKreditt Norge AS (64) Equity according to IFRS as of January 1, 2008 2,301 Total comprehensive income for the first nine months of 2008 according to simplified IFRS (191) Dividend from Kommunekreditt Norge AS 64 Total comprehensive income for the first nine months of 2008 according to IFRS (127) Certain new accounting standards and interpretations are applied for the first time in the condensed interim financial statements of 2009. These are described below: IFRS 8 ‘Operating Segments’ replaces IAS 14 and aligns segment reporting with the requirements of the US standard SFAS 131. The new standard requires a ‘management approach’, under which segment information is presented on the same basis as that used for internal reporting purposes. After the implementation of IFRS 8 the number of reportable segments changed from previous reporting when export lending and municipal lending were reported as separate segments, to also include securities as a separate reportable segment. See note 13. Amendments to IAS 1 ‘Presentation of Financial Statements’ require all items of income and expense (including those accounted for directly in equity) to be presented in the future in a single statement (a ‘statement of comprehensive income’) or in two statements (a separate ‘income statement’ and ‘statement of other comprehensive income’). Comprehensive income includes all non-owner changes in equity, both those recognized in profit or loss and those recorded directly to equity. Eksportfinans presents all these items of income and expense in a single statement. Improvements to IFRSs (annual improvement project ) include accounting changes for presentation, recognition or measurement purposes, and changes involving terminology or editorial changes with minimal effect on accounting. The changes affect several standards. As described in the annual financial statements of 2008, the main measurement principle of the Company’s loans is fair value. With the sale of Kommunekreditt Norge AS, the former group funding was terminated. A new loan of NOK 34.4 billion was provided. This loan is recognized in the loans and receivables category and measured at amortized cost. The accounting policies and methods of computation applied in the preparation of these condensed interim financial statements are in all other aspects the same as in Eksportfinans’ annual financial statements of 2008, as approved for issue by the Board of Directors on February 24, 2009. These policies have been consistently applied to all the periods presented. Figures for interim periods are unaudited.

Unaudited

2. Net gains/(losses) on financial instruments at fair value

	Third quarter		First nine months	
(NOK million)	2009	2008	2009	2008
Securities	0	0	1	0
Financial derivatives	(14)	(38)	(51)	(51)
Foreign currencies	(6)	8	(13)	8
Other financial instruments at fair value	36	12	122	31
Net realized gains/(losses)	16	(18)	59	(12)
Loans and receivables [1]	35	(283)	(13)	(398)
Securities	351	(1,119)	1,377	(2,393)
Financial derivatives [2] [3]	(2,688)	(981)	(11,487)	(5,275)
Commercial paper debt	22	82	74	113
Bond debt [3]	(76)	1,998	7,065	7,238
Subordinated debt and capital contribution securities	(29)	(24)	129	106
Foreign currencies	(25)	(29)	(84)	(30)
Other	(1)	21	13	45
Net unrealized gains/(losses)	(2,411)	(335)	(2,926)	(594)
Net realized and unrealizes gains/(losses)	(2,395)	(353)	(2,867)	(606)

Net unrealized gains/(losses) on securities

	Third quarter		First nine months	
(NOK million)	2009	2008	2009	2008
Securities held for trading	184	(560)	741	(1,293)
Securities designated as at fair value at initial recognition	167	(559)	636	(1,100)
Total	351	(1,119)	1,377	(2,393)

1) In 2008, an Icelandic bank unlawfully failed to reimburse Eksportfinans for three loans. As of December 31, 2008, related to this event, Eksportfinans had recognized an unrealized loss reflecting an estimated recovery rate of 5 percent of the principal amount. In 2009, the estimate has been reviewed, and the recovery rate is currently estimated to be 24 percent of the principal amount. The effect of this was NOK 92 million (at exchange rates applicable at September 30, 2009).
2) The Portfolio Hedge Agreement entered into in March 2008, further described in note 14 of this report, is included with a loss of NOK 1,399 million in the first nine months of 2009 and a gain of NOK 1,867 million in the first nine months of 2008.
3) In the first nine months of 2009, Eksportfinans had an unrealized gain of NOK 7.1 billion on its own debt. Net of derivatives this amount is an unrealized loss of NOK 2.9 billion. The reason for the net loss is the increase in the mark-to market value of Eksportfinans' own debt due to tightening of credit spreads on the debt. This is the main reason why there is a significant difference between the loss on derivatives and the corresponding gain on other financial instruments at fair value.

Third quarter report 2009 14

3. Capital adequacy From January 1, 2008, capital adequacy is calculated in accordance with the Basel II regulations in force from the Norwegian Banking, Insurance and Securities Commission. The Company has adopted the standardized approach to capital requirements. For the Company, this implies that the difference in risk-weighted value between the Basel I and II regulations is mainly due to operational risk. The capital adequacy minimum requirement is 8 percent of total risk-weighted value. (NOK million) 30/09/2009 31/12/2008 30/09/2008 Book value Risk- weighted value Book value Risk- weighted value Book value Risk- weighted value Total assets 234,334 38,251 296,514 46,975 253,634 43,886 Off-balance sheet items 446 690 497 Operational risk 401 401 493 Total currency risk 124 79 149 Total risk-weighted value 39,222 48,145 45,025 The Company’s eligible regulatory capital (NOK million and in percent of risk-weighted value) 30/09/2009 31/12/2008 30/09/2008 Core capital 1) 3,859 9.8% 3,486 7.2% 2,899 6.4% Additional capital 2) 1,448 3.7% 1,674 3.5% 1,406 3.1% Total regulatory capital 5,307 13.5% 5,160 10.7% 4,305 9.6% 1) Includes share capital, other equity, elements of capital contribution securities and deductions/additions 2) Includes subordinated debt, the elements of capital contribution securities not included in core capital and deductions/additions 4. Loans and receivables due from credit institutions (NOK million) 30/09/09 31/12/08 30/09/08 Bank deposits 8,345 7,076 12,274 Other claims on banks 1) (323) 835 (235) Loans to Kommunekreditt Norge AS, nominal amount (also included in note 6) 34,352 58,858 61,257 Loans to other credit institutions, nominal amount (also included in note 6) 26,062 23,228 21,862 Accrued interest and adjustment to fair value on loans (401) 47 (57) Total 68,035 90,044 95,101 1) Consists of net outstanding value of the hedge elements in agreements relating to loans acquired from banks. The value of the loans acquired and the hedge instruments under the agreements are both classified as “Loans and receivables due from credit institutions” in accordance with IFRS because not substantially all risk and rewards have been transferred. The Company has acquired certain loan agreements from banks for which the selling bank provides a repayment guarantee, therefore retaining the credit risk of the loans. Under IFRS these loans classify as loans to credit institutions.

5. Loans to customers (NOK million) 30/09/09 31/12/08 30/09/08 Loans due from customers, nominal amount (also included in note 6) 63,063 57,202 49,241 Accrued interest and adjustment to fair value on loans 803 791 733 Total 63,866 57,993 49,974 6. Total loans Nominal amounts related to loans due from credit institutions and customers, respectively, from the two previous tables are included in the following analysis. (NOK million) 30/09/09 31/12/08 30/09/08 Loans due from Kommunekreditt Norge AS 34,352 58,858 61,257 Loans due from other credit institutions 26,062 23,228 21,862 Loans due from credit institutions 60,414 82,086 83,119 Loans due from customers 63,063 57,202 49,241 Total nominal amount 123,477 139,288 132,360 Commercial loans 86,628 107,737 104,959 Government-supported loans 36,849 31,551 27,401 Total nominal amount 123,477 139,288 132,360 Capital goods 28,522 19,931 17,563 Ships 32,303 31,631 27,482 Export-related and international activities *) 17,315 28,809 25,991 Direct loans to Norwegian local government sector 5,994 — - Loans to Kommunekreditt Norge AS 34,352 58,858 61,257 Municipal-related loans to other credit institutions 4,943 — - Loans to employees 48 59 67 Total nominal amount 123,477 139,288 132,360 *) Export-related and international activities consist of loans to the following categories of borrowers: (NOK million) 30/09/09 31/12/08 30/09/08 Oil and gas 430 606 514 Pulp and paper 0 4,933 4,166 Engineering and construction 25 30 26 Aluminum, chemicals and minerals 9 13 34 Aviation and shipping 83 106 92 Consumer goods 3,083 3,715 3,127 Banking and finance 8,392 8,875 8,518 Real estate management 5,263 5,569 5,491 IT and telecommunication 0 4,928 3,988 Other categories 30 34 35 Total nominal amount 17,315 28,809 25,991

Unaudited

7. Loans past due or impaired

(NOK million)	30.09.09	31.12.08	30.09.08
Interest and principal instalment 1-30 days past due	10	10	11
Not matured principal on loans with payments 1-30 days past due	46	645	53
Interest and principal instalment 31-90 days past due	6	449	5
Not matured principal on loans with payments 31-90 days past due	20	207	18
Interest and principal instalment more than 90 days past due	435	11	4
Not matured principal on loans with payments more than 90 days past due	117	33	4
Total loans that are past due	634	1,355	95
Relevant collateral or guarantees received *)	164	910	95
Estimated impairments on loans valued at amortized cost	0	0	0

*) A total of NOK 470 million relates to exposure towards Icelandic banks as of September 30, 2009, and are as of the balance sheet date not considered guaranteed in a satisfactory manner. These loans are measured at fair value at each balance sheet date. The change in fair value in the period is reflected in the line item 'Net gains/losses on financial instruments at fair value'.

Apart from the fair value adjustments already recognized in the income statement, related to the exposure towards the Icelandic banks discussed above, the Company considers all other receivables to be secured in a satisfactory manner.

8. Securities

(NOK million)	30.09.09	31.12.08	30.09.08
Trading portfolio	46,722	63,514	43,601
Other securities at fair value through profit and loss	32,674	44,623	40,469
Total	79,396	108,137	84,070

9. Fixed assets and investment property

(NOK million)	30.09.09	31.12.08	30.09.08
Buildings and land at own use	129	132	132
Investment property	72	74	75
Total building and land	201	206	207
Other fixed assets	8	10	9
Total	209	216	216

10. Other assets

(NOK million)	30.09.09	31.12.08	30.09.08
Interim account 108-Agreement	677	591	415
Cash collateral provided	8,437	11,379	4,224
Delayed payment, securities not delivered from our custodian	1	306	32
Other	15	9	35
Total	9,130	12,285	4,706

11. Borrowings through the issue of securities

(NOK million)	30.09.09	31.12.08	30.09.08
Commercial paper debt	38,303	33,179	35,212
Bond debt	178,289	234,364	202,778
Accrued interest and adjustment to fair value on debt	(16,542)	(8,502)	(5,670)
Total	200,050	259,041	232,320

Third quarter report 2009 17

Unaudited

12. Other liabilities

(NOK million)	30.09.09	31.12.08	30.09.08
Grants to mixed credits	322	388	291
Cash collateral received	3,428	7,850	1,115
Delayed payment, securities not deliveres to our custodian	10	0	736
Net debt to insolvency estates	0	0	910
Other short-term liabilities	46	74	18
Total	3,806	8,312	3,070

13. Segment information

The Company is divided into three business areas, export lending, municipal lending and securities. After the sale of Kommunekreditt Norge AS, municipal lending consists of loans to Kommunekreditt Norge AS, in addition to loans directly to municipalities and municipal-related loans to savings banks that were purchased from Kommunekreditt in connection with the sale of the subsidiary. The Company also has a treasury department, responsible for the Company's funding. Income and expenses related to treasury are divided between the three business areas. This division is based on risk-weighted volume and volume.

	Export lending		Municipal lending		Securities	
	First nine months		First nine months		First nine months	
(NOK million)	2009	2008	2009	2008	2009	2008
Net interest income [1]	462	251	139	43	492	196
Commissions and income related to banking services [2]	1	2				
Commissions and expenses related to banking services [2]						34
Net gains/(losses) on financial instruments at fair value [2]	92	(316)			(44)	(28)
Other income/(expenses) [2]						
Income/expenses divided by volume [3]	40	8	23	8	45	9
Net other operating income	133	(306)	23	8	1	(53)
Total net income	595	(55)	162	51	493	143
Total operating expenses	73	63	22	25	40	38
Pre-tax operating profit/(loss)	522	(118)	140	26	453	105
Taxes	146	(33)	39	7	127	30
Non-IFRS profit for the period from continuing operations excluding unrealized gains/(losses) on financial instruments at fair value	376	(85)	101	19	326	75

1) Figures are presented for Eksportfinans ASA.
2) Income/(expenses) directly allocated to each division.
3) Income/expenses in the treasury department, distributed to the business areas by volume.

Third quarter report 2009 18

Unaudited

Reconciliation of segment profit measure to total comprehensive income

	First nine months	
(NOK million)	2009	2008
Export lending	376	(85)
Municipal lending	101	19
Securities	326	75
Non-IFRS profit/(loss) for the period from continuing operations excluding unrealized gains/(losses) on financial instruments at fair value	803	9
Profit/(loss) for the period from discontinued operations	341	64
Net unrealized gains/(losses) [1]	(3,018)	(278)
Tax effect [2]	845	78
Total comprehensive income	**(1,029)**	**(127)**

1) For the first nine months of 2009, the net unrealized effects consist of net unrealized losses of NOK 2,926 million, and effect from reversal of NOK 92 million of previously recognized loss from exposure to an Icelandic bank (at exchange rates applicable at September 30, 2009. For the first nine months of 2008, the net unrealized effects consist of net unrealized losses of NOK 594 million, and effect from recognized loss from exposure to an Icelandic bank of NOK 316 million (at exchange rates applicable at September 30, 2008.
2) 28 percent of the unrealized items above.

The segment information is in line with the management reporting.

14. Material transactions with related parties

The Company's two largest shareholders, DnB NOR Bank ASA and Nordea Bank Norge AS, are considered to be related parties in accordance with IAS 24 Related Party Disclosures.

(NOK millions)	Acquired loans [1]	Deposits [2]	Guarantees issued [3]	Guarantees received [4]	Portfolio Hedge Agreement [5]
Balance January 1, 2008	9,690	301	2,130	7,251	0
Change in the period	(545)	6,121	(320)	745	1,192
Balance September 30, 2008	9,145	6,422	1,810	7,996	1,192
Balance January 1, 2009	10,034	3,911	2,074	9,307	1,679
Change in the period	(1,286)	(1,007)	(610)	(2,790)	(894)
Balance September 30, 2009	8,748	2,904	1,464	6,517	785

All transactions with related parties are made on market terms.

1) The Company acquires loans from banks. The loans are part of the company's ordinary lending activity, as they are extended to the export industry. As the selling banks provide a guarantee for the loans, not substantially all the risk and rewards are transferred to the company, thus the loans are classified as loans due from credit institutions in the balance sheet.
2) Deposits made by the Company.
3) Guarantees issued by the Company to support the Norwegian export industry.
4) Guarantees provided to the Company from the related parties.
5) Eksportfinans has entered into a derivative portfolio hedge agreement with the majority of its shareholders. The agreement, effective from March 1, 2008, will offset losses up to NOK 5 billion in the liquidity portfolio held as of February 29, 2008. The agreement will also offset any gains in the portfolio as of the same date. The payments to or from the Company related to the losses or gains, respectively, in the portfolio, will take place on the last day of February each year, with the first payment in 2011. The agreement expires with the maturities of the bonds included in the contract, with the latest maturity on December 31, 2023. Eksportfinans will pay a monthly fee of NOK 5 million to the participants to the agreement. The balances show the related parties' share of the fair value of the contract as of the balance sheet date.

In addition to the transactions reflected in the above table, Eksportfinans' three major owner banks have extended a committed credit line of USD 4 billion for repo purposes to the Company. The facility has a twelve month maturity with the possibility of extension, and was extended in the second quarter of 2009. Eksportfinans has not yet utilized this credit facility.

Third quarter report 2009 19

15. Effects on profit and equity from sale of Kommunekreditt Decomposition of net gain from sale of group companies (NOK million) Profit/(loss) Proceeds from sale of Kommunekreditt Norge AS 870 Book value of investment in parent company financial statements of Eksportfinans ASA 1) (518) Expenses related to sale of Kommunekreditt Norge AS (11) Net gain from sale of group companies 341 1) Shares in Kommunekreditt Norge AS have been accounted for at cost in the financial statements of Eksportfinans ASA. Eksportfinans ASA has sold all its shares in its only group company investment, Kommunekreditt Norge AS, in the second quarter of 2009. Due to this, no consolidated financial statements are presented as of September 30, 2009. The table below reconciles the movement from group equity presented as of December 31, 2008, to the equity of Eksportfinans ASA as of September 30, 2009. Reconciliation of movement from group equity to equity of Eksportfinans ASA (NOK million) Profit/(loss) Equity Equity of the Eksportfinans group as of December 31, 2008 7,208 Total comprehensive income first nine months of 2009 (1,029) Net loss/(gain) from sale of Kommunekreditt Norge AS (341) Results from continuing operations first nine months of 2009 (1,370) (1,370) Profit from discontinued operations first quarter of 2009 1) 13 Expenses related to sale of Kommunekredit Norge AS (11) Net result related to sale of Kommunekreditt Norge AS for the former group 2 2 Equity of Eksportfinans ASA as of September 30, 2009 5,841 1) This is the result of Kommunekreditt AS for the first quarter of 2009 that was included in the group accounts for the first quarter of 2009 and presented as discontinued operations. The result of continuing operations equals the activity in Eksportfinans ASA exclusive of the gain on sale of the subsidiary. The sale of Kommunekreditt Norge AS was finalized on June 24, 2009, while the price of the shares was agreed to be the carried value of the net assets in Kommunekreditt’s financial statements as of March 31, 2009. Hence, when reconciling from the equity of the group, the only effect after March 31, 2009, is the expenses incurred related to the sale of the subsidiary.